Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp Reports Intercept of 2.12 Metres Grading 1,684 Grams per Tonne Silver at the GC Project

VANCOUVER, British Columbia – October 18, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) is pleased to report results from the underground tunnelling component of its 2012 exploration program at the GC silver-lead-zinc project located in Guangdong Province, China. The GC project is in final mine development phase and is anticipated to commence initial production in early 2013.

As reported on September 6, 2012, the 2012 drilling program at the GC project intercepted numerous new mineralized veins and delineated significant new higher grade silver mineralization in some of the recently discovered vein structures such as V9W-2 and V9W-1 which run parallel to known vein structures. As a result of this success, the goals of the current exploration program have been broadened to include upgrading the defined resource of the V9W-2 vein and associated parallel vein V9W-1. The drilling has been conducted through two ramps, the main ramp and the exploration ramp.

The main ramp is collared at an elevation of 179 metres (“m”) on the southwest side of the project area and has been developed to 1,447m in length down to the 34.3m elevation as at September 30, 2012. The exploration ramp commences at the 113m elevation in the northern central area of the project and has been developed for approximately 804m which is parallel to the major mineralized veins down to the 52.6m elevation. The exploration ramp will be connected to the main shaft, which is 6m in diameter and will provide access to most mineralization veins within 250m of the shaft.

Three major crosscut tunnels, TX50-19CM, TX100-28SCM and ZX150-20CM have been developed from the two ramps on levels 50m, 100m and 150m respectively to determine the vertical extension of the mineralization zones of V9W-2. TX50-19CM has been driven southwards from the exploration ramp for 176.6m on level 50m, along exploration line 19, TX100-28SCM has been developed southwards from the exploration ramp for 164m on level 100m, along exploration line 28, and ZX150-20CM has been developed northeastwards from the main ramp for 165m on level 150m.

Drift tunnels have been driven from the crosscut tunnels either eastwards or westwards along major mineralized structures to test the strike continuity of mineralization zones. The major crosscuts and drifts the Company has been developing are summarized in Table 1 below:

Table 1: Major Crosscuts and Drift Tunnels at the GC project

Tunnel ID	Type	Level (m)	Reference Point	Direction	Distance Advanced (m)	Target Vein Structures
TX50-19CM	Crosscut	50	V12-1, 470m from portal of exploration ramp	Southwest	176.6	V9,V9W-1, V9W-2
TX50-V9W-1-EYM	Drift	50	TX50-19CM	East	9	V9W-1
TX50-V9W-1-WYM	Drift	50	TX50-19CM	West	9	V9W-1
TX50-V9W-2-MY	Drift	50	TX50-19CM	East	49	V9W-2
TX50-V9W-2-MY-CM1S	Crosscut	50	TX50-V9W-2-MY	South	18	V9W-2
TX50-V9W-2-MY-CM1N	Crosscut	50	TX50-V9W-2-MY	North	10	V9W-2
TX100-28SCM	Crosscut	100	V20-6,240m from portal of exploration ramp	Southwest	164	V9,V9W-1, V9W-2
TX100-V9W-2-WYM	Drift	100	TX100-28SCM	West	50	V9W-2
ZX150-V9W-2-EYM	Drift	150	ZX150-20CM	East	242	V9W-2

As of September 30, 2012, the Company had completed 732m of access via crosscuts and drifts along the veins on levels 50m, 100m and 150m and collected 318 channel samples. The high grade mineralization of V9W-2 has been traced by tunneling for 300m along strike and has been exposed on all three levels (150m to 50m level) for about 100m vertically. Three underground drill rigs are currently testing V9W-2 and associated veins.

Table 2 below sets out the assay results of intersections with significant mineralization in crosscut and drift tunnels. The exploration program has confirmed that V9W-1 and V9W-2 are high silver zones and has expanded the knowledge of these veins beyond the data included in the current resource estimate. Highlights of selected intercepts are as follows:

Crosscut Tunnel TX50-19CM, driven southwards from the exploration ramp along exploration line 19 on level 50m, has intercepted:
1.97m of V9W-1 grading 1,067 grams per tonne (“g/t”) silver (“Ag”), 1.94% lead (“Pb”), and 6.05% zinc (“Zn”); and
2.32m of vein V9W-2 grading 626 g/t Ag, 0.47% Pb and 0.83% Zn, including an interval of 0.75m grading 1,229 g/t Ag, 1.17% Pb and 1.14% Zn;

Drift Tunnel TX50-V9W-1EYM, driven eastwards from crosscut tunnel TX50-19CM along vein V9W-1 on level 50m, intercepted 2.60m of the vein grading 441 g/t Ag, 0.26% Pb and 3.42% Zn;

Drift Tunnel TX50-V9W-2WYM, driven westwards from crosscut tunnel TX50-19CM along vein V9W-2 on level 50m, has intercepted 1.55m of the vein grading 2,269 g/t Ag, 1.10% Pb and 0.71% Zn;

Drift Tunnel TX50-V9W-2EYM, driven eastwards from crosscut tunnel TX50-19CM along vein V9W-2 on level 50m, has intercepted 1.47m of the vein grading 1,146 g/t Ag, 0.57% Pb and 15.56% Zn on level 50m;

Drift Tunnel TX100-V9W-2WYM, driven westwards from crosscut tunnel TX100-28SCM along vein V9W-2 on level 100m, intercepted 1.62m of the vein grading 328 g/t Ag, 1.84% Pb and 2.99% Zn;

Drift Tunnel ZX150-9W-2EYM, driven eastwards from access tunnel ZX150-20CM along vein V9W-2 on level 150m, intercepted 1.22m of the vein grading 2,517g/t Ag, 2.38% Pb and 3.82% Zn on level 150m.

All intervals are reported as true widths of the mineralized vein structures.

Table 2: Selected underground tunnelling results at the GC project

Tunnel ID	Reference Point	Distance From Reference (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
Intercepts on the West Wall of Crosscut Tunnel TX50-19CM on Level 50m
TX50-19CM	V12-1, 470m from the portal of TXPD	60.8	1.40	75	0.26	0.31	V9
TX50-19CM	V12-1	84.6	1.11	121	0.12	0.17	New Discovery
TX50-19CM	V12-1	96.7	0.71	319	1.22	0.97	New Discovery
TX50-19CM	V12-1	100.6	1.33	128	0.07	0.17	New Discovery
TX50-19CM	V12-1	105.3	3.33	119	0.64	0.52	V9W-1
TX50-19CM	V12-1	127.5	2.32	626	0.47	0.82	V9W-2
		Including	0.75	1,229	1.17	1.14
Intercepts on the East Wall of Crosscut Tunnel TX50-19CM on Level 50m
TX50-19CM	V12-1	99.1	1.30	75	0.08	0.43	New Discovery
TX50-19CM	V12-1	106.8	1.90	1,067	1.94	6.05	V9W-1
TX50-19CM	V12-1	127.7	1.87	653	0.29	0.01	V9W-2
		Including	0.97	1,181	0.45	3.47
TX50-19CM	V12-1	155.0	1.16	197	0.11	7.33	New Discovery
TX50-19CM	V12-1	163.8	0.51	159	0.08	1.40	New Discovery
Intercepts of V9W-1 along Drift Tunnel TX50-V9W-1-EYM Eastwards from Crosscut Tunnel TX50-19CM on Level 50m
TX50-V9W-1EYM	TX50-19CM	3.0	1.82	558	0.58	2.95	V9W-1
TX50-V9W-1EYM	TX50-19CM	4.5	2.60	411	0.26	3.42	V9W-1
TX50-V9W-1EYM	TX50-19CM	6.0	1.39	398	0.54	1.09	V9W-1
TX50-V9W-1EYM	TX50-19CM	27.6	2.72	121	0.06	6.01	V9W-1
Intercepts of V9W-2 along Drift Tunnel TX50-V9W-2WYM westwards from Crosscut Tunnel TX50-19CM on Level 50m
TX50-V9-2WYM	TX50-19CM	3.0	2.12	1,684	0.82	0.58	V9W-2
TX50-V9-2WYM	TX50-19CM	9	1.46	770	0.47	0.40	V9W-2

Tunnel ID	Reference Point	Distance From Reference (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
Intercepts of V9W-2 along Drift Tunnel TX50-V9W-2EYM Eastwards from Crosscut Tunnel TX50-19CM on Level 50m
TX50-V9W-2EYM	TX50-19CM	13.5	1.47	1,146	0.57	15.56	V9W-2
TX50-V9W-2EYM	TX50-19CM	18.5	0.85	368	0.17	25.45	V9W-2
TX50-V9W-2EYM	TX50-19CM	21.5	1.16	266	1.40	3.66	V9W-2
TX50-V9W-2EYM	TX50-19CM	27.5	2.96	232	1.99	1.42	V9W-2
TX50-V9W-2EYM	TX50-19CM	45.5	0.97	117	0.06	0.35	V9W-2
Intercepts along Crosscut Tunnel TX50-V9W-2EMY-CM1S Southwards from TX50-V9W-2EYM on Level 50m
TX50-V9W-2EYM- CM1S	TX50-V9W-2YM	1.4	1.36	328	0.63	0.23	V9W-2
TX50-V9W-2EYM- CM1S	TX50-V9W-2YM	9	1.35	171	0.27	0.27	New Discovery
Intercepts along Crosscut Tunnel TX100-28SCM Southwards from Survey Point V20-6 on Level 100m
TX100-28SCM	V20-6, 240m from the portal of TXPD	59.9	1.82	143	0.30	0.70	V9W-2
Intercepts of V9W-2 along Drift Tunnel TX100-V9W-2WYM Westwards from Crosscut Tunnel TX100-28SCM on Level 100m
TX100-V9W-2WYM	TX100-28SCM	2.0	1.80	142	0.99	1.13	V9W-2
TX100-V9W-2WYM	TX100-28SCM	3.5	0.96	146	0.78	1.20	V9W-2
TX100-V9W-2WYM	TX100-28SCM	15	1.95	79	0.53	2.75	V9W-2
TX100-V9W-2WYM	TX100-28SCM	20.5	0.96	768	4.22	4.17	V9W-2
TX100-V9W-2WYM	TX100-28SCM	25	1.16	746	1.59	0.75	V9W-2
TX100-V9W-2WYM	TX100-28SCM	29	1.62	328	1.84	2.99	V9W-2
TX100-V9W-2WYM	TX100-28SCM	32.5	2.3	106	0.49	14.40	V9W-2
Intercepts of V9W-2 along Drift Tunnel ZX150-V9W-2EYM Eastwards from crosscut tunnel ZX150-20CM on Level 150m
ZX150-V9W-2EYM	ZX150-20CM	81.00	1.87	138	0.09	7.30	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	83.50	2.06	678	0.20	2.28	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	85.00	2.06	76	0.05	0.86	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	88.50	1.36	131	0.19	1.92	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	93.50	2.50	62	0.05	1.97	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	98.50	1.22	2,517	2.38	3.82	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	103.00	2.06	416	0.21	8.40	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	103.50	2.20	204	0.11	3.56	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	104.00	2.15	206	0.15	4.66	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	108.50	2.30	148	0.28	3.12	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	111.00	2.12	348	0.26	8.33	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	113.00	0.96	158	0.03	2.40	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	113.50	1.59	77	0.11	1.15	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	118.50	1.65	62	0.05	0.31	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	123.50	0.75	378	0.06	9.62	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	131.00	0.27	1,021	0.13	2.44	V9W-2

Tunnel ID	Reference Point	Distance From Reference (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
ZX150-V9W-2EYM	ZX150-20CM	133.50	0.93	184	0.08	8.04	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	143.50	0.74	105	0.07	7.78	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	147.00	1.21	68	0.04	6.19	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	148.50	0.74	59	0.02	4.96	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	157.00	0.74	17	0.03	2.27	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	162.00	2.05	58	0.05	2.64	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	166.00	1.86	520	0.32	0.55	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	167.00	1.21	110	0.09	8.76	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	168.00	1.21	71	0.04	7.08	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	172.00	1.67	67	0.04	3.12	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	177.00	1.55	14	0.04	3.58	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	183.00	1.16	21	0.04	2.32	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	187.00	0.93	85	0.06	7.66	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	191.00	1.11	77	0.08	8.15	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	192.00	1.02	76	2.23	10.67	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	196.00	1.11	24	0.03	5.09	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	202.00	0.56	319	0.42	0.41	V9W-2
ZX150-V9W-2EYM	ZX150-20CM	213.00	1.11	130	1.04	0.45	V9W-2

For the balance of 2012 the exploration program will continue to trace the strike extensions of V9W-2 on levels 50m, 100m and 150m. TX100-28SCM will be driven further south to test the previously intercepted high grade veins V13, V14 and V15 on level 100m.

Quality Control

Channel samples are mostly cut with a diamond saw from channels of 10cm wide, 3cm deep and 1 to 1.5 meters long. Continuous samples are collected along sample lines which run across the mineralized vein structures in both crosscut and drift tunnels. Channel samples are shipped in securely sealed bags for sample preparation and assay to ALS Chemex in Guangzhou, China (Certification ISO 9001), located approximately 180 km southeast of the GC project site.

Sample preparation consists of drying, crushing and splitting of the sample to 250 grams and then the sample is pulverized to minus 200 mesh. Silver, lead and zinc in channel samples were analyzed by aqua regia digestion and AAS finish.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the channel samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of samples to monitor the sample preparation and analysis procedures at the lab. The analytical quality of the lab is further evaluated with external checks by sending about 3% of the pulp samples to higher-level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the GC project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Rui Feng
Chairman & CEO

Jonathan Hackshaw
Investor Relations Director

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.